SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   Dynegy Inc.
           -----------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
          -----------------------------------------------------------
                         (Title of Class of Securities)


                                   26816L 10 2
          -----------------------------------------------------------
                                 (CUSIP Number)

               Lydia I. Beebe                     Terry M. Kee
               Chevron U.S.A. Inc.                Pillsbury Madison & Sutro
               575 Market Street                  P.O. Box 7880
               San Francisco, CA 94105            San Francisco, CA 94120
               (415) 894-7700                     (415) 983-1000


          -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 14, 1999
          -----------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  26816L 10 2

                   1)  Names of Reporting Persons
                       I.R.S. Identification Nos. of Above Persons (entities)

                       Chevron U.S.A. Inc.
--------------------------------------------------------------------------------
                   2)  Check the Appropriate Box if a Member of a Group
                       (See Instructions)                 (a)        [ ]
                                                          (b)        [X]
--------------------------------------------------------------------------------
                   3)  SEC Use Only
--------------------------------------------------------------------------------
                   4)  Source of Funds (See Instructions)

                       00
--------------------------------------------------------------------------------
                   5)  Check if Disclosure of Legal  Proceedings is
                       Required Pursuant to Items 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
                   6)  Citizenship or Place of Organization

                       Pennsylvania
                       ---------------------------------------------------------
                   7)  Sole Voting Power

                       38,789,876
Number of Shares       ---------------------------------------------------------
Beneficially
Owned by Each      8) Shared Voting Power
Reporting
Person With           0
                      ----------------------------------------------------------
                   9) Sole Dispositive Power

                      38,789,876
                      ----------------------------------------------------------
                  10) Shared Dispositive Power

                      0
--------------------------------------------------------------------------------
                  11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person

                      38,789,876
--------------------------------------------------------------------------------
                  12) Check if the Aggregate Amount in Row (11) Excludes Certain
                      Shares (See Instructions)                            [ ]
--------------------------------------------------------------------------------
                  13) Percent of Class Represented by Amount in Row (11)

                      25.4%
--------------------------------------------------------------------------------
                  14) Type of Reporting Person (See Instructions)

                      CO
--------------------------------------------------------------------------------

CUSIP No.  26816L 10 2
--------------------------------------------------------------------------------
                  1)   Names of Reporting Persons
                       I.R.S. Identification Nos. of Above Persons
                       (entities only)

                       Chevron Corporation
--------------------------------------------------------------------------------
                  2)   Check the Appropriate Box if a Member of a Group
                       (See Instructions)                   (a)        [ ]
                                                            (b)        [X]
--------------------------------------------------------------------------------
                  3)   SEC Use Only
--------------------------------------------------------------------------------
                  4)   Source of Funds (See Instructions)

                       00
--------------------------------------------------------------------------------
                  5)   Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Items 2(d) or 2(e)                  [ ]
--------------------------------------------------------------------------------
                  6)   Citizenship or Place of Organization

                       Delaware
                       ---------------------------------------------------------
                  7)   Sole Voting Power

                       0
Number of Shares       ---------------------------------------------------------
Beneficially      8)   Shared Voting Power
Owned by Each
Reporting              38,789,876
Person With            ---------------------------------------------------------
                  9)   Sole Dispositive Power

                       0
                       ---------------------------------------------------------
                  10)  Shared Dispositive Power

                       38,789,876
--------------------------------------------------------------------------------
                  11)  Aggregate Amount Beneficially Owned by Each
                       Reporting Person

                       38,789,876
--------------------------------------------------------------------------------
                  12)  Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions                    [ ]
--------------------------------------------------------------------------------
                  13)  Percent of Class Represented by Amount in Row (11)

                       25.4%
--------------------------------------------------------------------------------
                  14)  Type of Reporting Person (See Instructions)

                       CO
--------------------------------------------------------------------------------

          Chevron Corporation, a Delaware corporation ("Chevron") and its wholly owned subsidiary, Chevron U.S.A. Inc., a Pennsylvania corporation (the "Reporting Person"), hereby amend and supplement their Schedule 13D, originally filed on September 10, 1996 for Dynegy Inc., a Delaware corporation (the "Issuer") when it was formerly known as NGC Corporation. With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


Item 1.  Security and Issuer.

         This Statement relates to the Common Stock, $0.01 par value per share (the "Common Stock") and the Series A Participating Preferred Stock, $.01 par value per share (the "Preferred Stock") of the Issuer (collectively, the "Issuer Stock"), whose principal executive offices are located at 1000 Louisiana, Suite 5800, Houston, Texas 77002.


Item 2.  Identity and Background.

         The response to Item 2 is hereby amended and supplemented as follows:

         Schedules I and II which are attached hereto and incorporated herein in their entirety by reference, set forth the name, residence or business address, citizenship and certain employment information of each of the executive officers and directors of the Reporting Person and Chevron.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Issuer Stock owned by the Reporting Person will be exchanged for shares of a different issuer pursuant to the merger described in
Item 4 below. Also, the Reporting Person has agreed, subject to completion of such merger, to purchase for cash additional equity from the resulting entity for an aggregate purchase price of $200,000,000 to $240,000,000 as described in
Item 4. The funds for this purchase will come from the working capital of the Reporting Person.

Item 4.  Purpose of Transaction.

         Pursuant to an Agreement and Plan of Merger dated as of June 14, 1999 (the "Merger Agreement"), the Issuer and Illinova Corporation, an Illinois corporation ("Illinova"), agreed to enter into a transaction in which each of the Issuer and Illinova will become wholly owned subsidiaries of Energy Convergence Holding Company, a newly formed Illinois corporation ("Newco"). Dynegy Acquisition Corporation, a Delaware corporation ("DAC") and a wholly owned subsidiary of Newco, will be merged with and into the Issuer, and Energy Convergence Acquisition Corporation, an Illinois corporation and a wholly owned subsidiary of Newco, will be merged with and into Illinova. A copy of the Merger Agreement is filed as Exhibit 1 to this amendment to this Schedule 13D and is incorporated herein by reference to filings made by the Issuer.

         Under the Merger Agreement, each share of Issuer Stock will be converted into the right to receive either $16.50 in cash or 0.69 of a share of Newco Class A Common Stock pursuant to an election process. Holders of Illinova common stock will exchange one share of Newco for each Illinova share currently owned. The Reporting Person will receive Newco Class B Common Stock, no par value, in the exchange. The Reporting Person will be entitled to board representation of the Reporting Person, certain rights and limitations with respect to purchases and sales of Newco securities and other "blocking rights" with respect to large transactions by Newco. In addition, the terms require that should the ownership interest of the Reporting Person ever exceed 40% of Newco's equity securities, the Reporting Person will offer to purchase the remaining equity securities of Newco in accordance with certain specified procedures.

         In connection with the Merger Agreement, the Reporting Person entered into a Voting Agreement with

Illinova dated as of June 14, 1999 whereby the Reporting Person has agreed to vote its shares of Issuer Stock in favor of the Merger Agreement and the transactions contemplated thereby. A copy of the Voting Agreement is filed as
Exhibit 2 to this amendment to this Schedule 13D and is incorporated herein by reference to filings made by the Issuer.

         On June 14, 1999, the Reporting Person also entered into a Subscription Agreement with Newco, whereby the Reporting Person agreed to purchase additional shares of Newco Class B Common Stock for an aggregate purchase price of $200,000,000 to $240,000,000 upon the closing date of the mergers contemplated by the Merger Agreement. A copy of the Subscription Agreement is filed as Exhibit 3 to this amendment to this Schedule 13D and is incorporated herein by reference to filings made by the Issuer.

         In connection with the formation of Newco, the Reporting Person also entered into a Shareholder Agreement with Newco which will govern the relationship between Newco and the Reporting Person upon the closing date of the merger of DAC with and into the Issuer. A copy of the Shareholder Agreement is filed as Exhibit 4 to this amendment to this Schedule 13D and is incorporated herein by reference to filings made by the Issuer.

         Finally, the Reporting Person has been granted registration rights with respect to the Newco Class B Common Stock pursuant to a Registration Rights Agreement with Newco, also dated as of June 14, 1999. A copy of the Registration Rights Agreement is filed as Exhibit 5 to this amendment to this Schedule 13D and is incorporated herein by reference to filings made by the Issuer.

Item 5.  Interest in Securities of the Issuer.

         The response to Item 5 is hereby amended and supplemented as follows:

         (a) The aggregate number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person is 38,789,876 shares. The shares of Common Stock owned by the Reporting Person represent approximately 25.4% of the outstanding shares of Common Stock of the Issuer (based on the April 20, 1999 Proxy Statement of the Issuer, in which 152,604,464 shares of Common Stock were reported as expected to be outstanding as of March 25, 1999).

          The Reporting Person additionally owns 7,815,363 shares of the Preferred Stock of the Issuer, which is convertible into shares of Common Stock on a one-for-one basis upon the occurrence of certain events set forth in the Issuer's Certificate of Incorporation. If all the shares of Preferred Stock owned by the Reporting Person were converted into shares of Common Stock, the Reporting Person would own approximately 29.1% of the shares of Common Stock outstanding.

         Chevron does not own any shares of the Issuer directly, but may be deemed to share beneficial ownership of all the shares of Common Stock owned by the Reporting Person by virtue of the ownership relationship described in Item 2.

          (b) Subject to its obligations under the agreements described in this
Schedule 13D, the Reporting Person has the sole power to vote and dispose of the 38,789,876 shares of Common Stock owned directly by it. Although the Reporting Person has sole voting and dispositive rights, Chevron may be deemed to share voting and dispositive power with regard to such shares by virtue of its ownership of 100% of the voting shares of the Reporting Person. Pursuant to the Voting Agreement described in Item 4 above, the Reporting Person has agreed to vote its shares of Issuer Stock in favor of the merger described in Item 4.

         (c) Not applicable.

         (d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person or Chevron.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The response to Item 6 is hereby amended and supplemented as follows:

         An Agreement and Plan of Merger was entered into as of June 14, 1999 by and among Newco, Issuer, Dynegy Acquisition Corporation, Illinova and Energy Convergence Acquisition Corporation. Although the Reporting Person is not a party to the Merger Agreement, the terms of the Merger Agreement affect the Reporting Person and its relationship to Issuer. (See Item 4, which is incorporated by reference.)

         On June 14, 1999, the Reporting Person and Illinova entered into the Voting Agreement by which the Reporting Person has agreed to vote its shares of the Issuer's Common Stock in favor of the Merger Agreement. (See Item 4.)

         On June 14, 1999, the Reporting Person also entered into the Subscription Agreement, the Shareholder Agreement, and the Registration Rights Agreement with Newco. (See Item 4.)

         Copies of these agreements are filed as Exhibits to this amendment to this Schedule 13D and are incorporated herein by reference to filings made by the Issuer.

         At present, there are no other contracts, arrangements, understandings, or relationships with respect to securities of the Issuer involving the Reporting Person.

Item 7.  Material to be Filed as Exhibits.

         1. Agreement and Plan of Merger by and among Newco, the Issuer, Dynegy Acquisition Corporation, Illinova and Energy Convergence Acquisition Corporation (to be incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K dated June 14, 1999).

         2. Voting Agreement between Illinova and the Reporting Person (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K dated June 14, 1999).

         3. Subscription Agreement between Energy Convergence Holding Company and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated June 14, 1999).

         4. Shareholder Agreement of Energy Convergence Holding Company with the Reporting Person (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K dated June 14, 1999).

         5. Registration Rights Agreement (incorporated by reference to Exhibit
10.8 of the Issuer's Current Report on Form 8-K dated June 14, 1999).

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 15, 1999                        CHEVRON U.S.A. INC.



                                            By   /s/ Lydia I. Beebe
                                               --------------------------------
                                                  Lydia I. Beebe, Vice President
                                                     and Secretary



                                            CHEVRON CORPORATION



                                            By   /s/ Lydia I. Beebe
                                              ---------------------------------
                                                  Lydia I. Beebe, Secretary

                                   SCHEDULE I

     The following table sets for the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of Chevron U.S.A. Inc. ("CUSA").


====================================================================================================================================
          Name      Citizenship                                      Employment Information
                                       =============================================================================================
                                          Occupation                      Business Address              Business of Employer

------------------------------------------------------------------------------------------------------------------------------------
P. A. Woertz            U.S.           President of CUSA                 575 Market Street                   See Item 2
                                                                          San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
P. J. Robertson         U.S.           Executive Vice President of       575 Market Street                   See Item 2
                                       CUSA                               San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
L. I. Beebe             U.S.           Vice President, Secretary of      575 Market Street                   See Item 2
                                       CUSA                               San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
D. P. Smay              U.S.           Vice President and Assistant      575 Market Street                   See Item 2
                                       Secretary of CUSA                  San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
H. P. Walker            U.S.           Vice President and Assistant      575 Market Street                   See Item 2
                                       Secretary of CUSA                  San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
M. A. Humphrey          U.S.           Vice President of CUSA            575 Market Street                   See Item 2
                                                                          San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
B. J. Koc               U.S.           Vice President of CUSA            575 Market Street                   See Item 2
                                                                          San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
R. H. Matzke            U.S.           President of Chevron              575 Market Street                   See Item 2
                                       Overseas Petroleum, a              San Francisco, CA  94105
                                       CUSA division
====================================================================================================================================

                                   SCHEDULE II

     The following table sets forth the name, residence or business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation in which such employment is conducted, of each executive officer and director of Chevron Corporation ("Chevron").


====================================================================================================================================
   Name             Citizenship                                        Employment Information
                                       ---------------------------------------------------------------------------------------------
                                       Occupation                        Business Address                  Business of Employer

------------------------------------------------------------------------------------------------------------------------------------
K. T. Derr              U.S.           Chairman and Chief                575 Market Street                   See Item 2
                                       Executive Officer  of             San Francisco, CA  94105
                                       Chevron
------------------------------------------------------------------------------------------------------------------------------------
J. N. Sullivan          U.S.           Vice Chairman of Chevron          575 Market Street                   See Item 2
                                                                         San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
D. J. O'Reilly          U.S.           Vice Chairman of Chevron          575 Market Street                   See Item 2
                                                                         San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
M. R. Klitten           U.S.           Vice President and Chief          575 Market Street                   See Item 2
                                       Financial Officer of              San Francisco, CA  94105
                                       Chevron
------------------------------------------------------------------------------------------------------------------------------------
D.W. Callahan           U.S.           Vice President of Chevron         575 Market Street                   See Item 2
                                                                         San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
H. D. Hinman            U.S.           Vice President and General        575 Market Street                   See Item 2
                                       Counsel of Chevron                San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
G. K. Carter            U.S.           Vice-President and                575 Market Street                   See Item 2
                                       Treasurer of Chevron              San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
A. M. Caccamo           U.S.           Vice President of Chevron         575 Market Street                   See Item 2
                                                                         San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
L. E. Elkins Jr.        U.S.           Vice President of Chevron         575 Market Street                   See Item 2
                                                                         San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
G. Matiuk               U.S.           Vice President of Chevron         575 Market Street                   See Item 2
                                                                         San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
R. H. Matzke            U.S.           Vice President of Chevron         575 Market Street                   See Item 2
                                                                         San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
D. L. Paul              U.S.           Vice President of Chevron         575 Market Street                   See Item 2
                                                                         San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
P. J. Robertson         U.K.           Vice President of Chevron         575 Market Street                   See Item 2
                                                                         San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
J. S. Watson            U.S.           Vice President of Chevron         575 Market Street                   See Item 2
                                                                         San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
P. A. Woertz            U.S.           Vice President of Chevron         575 Market Street                   See Item 2
                                                                         San Francisco, CA  94105
------------------------------------------------------------------------------------------------------------------------------------
S. H. Armacost          U.S.           Chairman, SRI International       333 Ravenwood Ave.                  Consulting
                                                                         Menlo Park, CA     94025
-----------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================
   Name             Citizenship                                        Employment Information
                                       ---------------------------------------------------------------------------------------------
                                       Occupation                        Business Address                  Business of Employer

------------------------------------------------------------------------------------------------------------------------------------
S. Ginn                 U.S.           Chairman and C.E.O. of            One California Street              Wireless
                                       AirTouch Communications,          San Francisco, CA  94111           telecommunications
                                       Inc.
------------------------------------------------------------------------------------------------------------------------------------
C. A. Hills             U.S.           Chairman and C.E.O. of            1200 19th Street, N.W.             Consulting
                                       Hills & Company                   #201 Washington, DC
                                       International Consultants         20036
------------------------------------------------------------------------------------------------------------------------------------
J.B. Johnston           U.S.           Chief Executive Officer,          1455 Pennsylvania Ave.             Consulting
                                       Johnston & Associates             NW, Washington, DC
                                                                         20004
------------------------------------------------------------------------------------------------------------------------------------
C. M. Pigott            U.S.           Chairman Emeritus of              P.O. Box 1518                      Transportation
                                       PACCAR Inc                        Bellevue, WA 98009                 equipment
                                                                                                            manufacture
------------------------------------------------------------------------------------------------------------------------------------
C. Rice                 U.S.           Provost and Vice President        Building 10,                       Higher education
                                       of Stanford University            Stanford University
                                                                         Stanford, CA 94305
------------------------------------------------------------------------------------------------------------------------------------
F.A. Shrontz            U.S.           Retired as Chairman of the        7755 E. Marginal Way S.            Manufacture of
                                       Board and CEO of the              Seattle, WA 98108                  aircraft
                                       Boeing Company
------------------------------------------------------------------------------------------------------------------------------------
J. A. Young             U.S.           Vice-Chairman of Novell,          3200 Hillview Ave.                 Software
                                       Inc.                              Palo Alto, CA 94304
------------------------------------------------------------------------------------------------------------------------------------
C-L Tien                U.S.           NEC Distinguished                 6101 Etcheverey Hall               Education
                                       Professor of Engineering,         Berkeley, CA 94720
                                       University of California
====================================================================================================================================


                                  EXHIBIT INDEX


         1. Agreement and Plan of Merger by and among Newco, the Issuer, Dynegy Acquisition Corporation, Illinova and Energy Convergence Acquisition Corporation (to be incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K dated June 14, 1999).

         2. Voting Agreement between Illinova and the Reporting Person (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K dated June 14, 1999).

         3. Subscription Agreement between Energy Convergence Holding Company and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated June 14, 1999).

         4. Shareholder Agreement of Energy Convergence Holding Company with the Reporting Person (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K dated June 14, 1999).

         5.  Registration Rights Agreement (incorporated by reference to Exhibit
10.8 of the Issuer's Current Report on Form 8-K dated June 14, 1999).